

priorities

2002 summary annual report

Commercial Federal Corporation

Better Banking. Every Day.℠

service

The most important priority that differentiates Commercial Federal from other financial institutions is service. More precisely: superior service. It is the essential element that creates our Company's success.

Superior service consistently delivered by the **people** of Commercial Federal comes from a shared commitment to truly become the "Bank of Choice in the communities we serve." Having more convenient locations in the right **places** – the fastest growing markets in our seven-state Midwest franchise – makes banking at Commercial Federal a natural choice. Offering the right mix of **products** to meet a variety of financial needs ensures us of consideration when people are looking for a bank.

Keeping Commercial Federal's priorities focused on people, places, and products is the sustaining source of enhanced **performance** – by our employees, to our customers, and for our shareholders.

2002 highlights

Your company:

- Reported record net income of $108.5 million, or $2.37 per diluted common share, compared with $97.7 million, or $1.93 per diluted common share, for 2001.
- Achieved a 14.30% return on average stockholders' equity, compared with 12.23% for 2001.
- Produced record mortgage loan volume of $5.2 billion, compared with $3.8 billion in 2001, a 37% increase.
- Opened more than 74,000 new checking accounts and originated more than 34,000 new consumer loans during the year.
- Increased our commercial and small business banking client base by 10%.
- Announced plans to open up to 19 new branches in our major markets of Denver, Omaha and Des Moines while adding up to 20 new freestanding ATMs in these three markets.
- Increased the quarterly dividend on our common stock by 12.5%.
- Announced the expansion of our stock buyback program to repurchase an additional five million shares of common stock by June 30, 2004.

contents

(Amounts in Thousands Except Per Share Data)	Year Ended December 31, 2002	2001
Interest income	$ 777,053	$ 871,374
Net interest income after provision for loan losses	296,726	268,484
Other income	120,200	120,641
General and administrative expenses	258,371	248,290
Exit costs and termination benefits (gains), net	–	(15,566)
Amortization of intangible assets	6,368	15,345
Provision for income taxes	43,723	43,374
Net income	108,464	97,682
Earnings per common diluted share	2.37	1.93
Dividends declared per common share	.35	.31
Return on average assets	.82%	.76%
Return on average stockholders' equity	14.30%	12.23%
Average stockholders' equity to average total assets	5.76%	6.21%
Total assets	$13,081,467	$12,901,585
Investment and mortgage-backed securities	2,928,672	2,980,073
Loans receivable, net	8,571,585	8,403,425
Deposits	6,439,041	6,396,522
Borrowed funds	5,452,303	5,459,269
Stockholders' equity	756,521	734,654
Book value per common share	16.71	15.98
Stock market price	23.35	23.50
Nonperforming assets to total assets	.87%	1.02%
Net yield on interest – earning assets at end of period	2.63%	2.96%
Regulatory capital ratios of the Bank:		
Tangible capital	5.81%	5.58%
Core capital (Tier 1 capital)	5.75%	5.60%
Risk-based capital –		
Tier 1 capital	9.21%	9.50%
Total capital	10.92%	11.38%

Fellow Shareholders

The year 2002 marked Commercial Federal's 115th year of providing financial services to the communities we serve. Over the years, through the efforts of our dedicated staff, we have come to be known as a trusted institution of strength.

A key element of our business plan is to offer the right mix of financial products, while building a reputation for outstanding service in our thriving Midwest markets. These fundamentals continue to enable us to become the "Bank of Choice in the communities we serve." The Company's 2002 performance clearly demonstrates our ability to make this vision a reality.

Commercial Federal Corporation had an exceptionally profitable year in 2002, even though it was a very difficult year for the country's economy and overall business growth. Net income and earnings per share growth measured 11 percent and 23 percent, respectively. These results were led by record loan volumes and new account openings.

For 2002, we met or exceeded our key financial goals while continuing to invest in our people, our systems and our branch network. These investments reinforce the foundation for future earnings growth.

Growth Strategy

Commercial Federal's accomplishments in 2002 reflect the ongoing implementation of a sound business plan. At its core are the people who are driving Commercial Federal's service and sales culture, the places we serve, and the products we offer.

Building multiple service relationships with our existing customer base and expanding our market share in our high-growth markets are key priorities. By focusing our sales effort on growing high-margin products and providing outstanding service, we are structuring a balance sheet that produces stronger returns from a better performing banking franchise.

Core Banking Results

At the close of 2002, Commercial Federal served some 525,000 households and business clients with an average of 2.5 banking relationships per household or business. For the year, we opened 74,000 new consumer checking accounts, a 16 percent increase over 2001. The Company also originated more than 34,000 new consumer loans for the year, representing a 13 percent increase over the prior year. Annuity and mutual fund sales also were strong with $247 million in 2002.

The Company's mortgage banking business was an important contributor to the success in 2002. This business unit originated and



WILLIAM A. FITZGERALD
Chairman and Chief Executive Officer

purchased more than 34,500 mortgage loans, totaling $5.2 billion. This represents a 26 percent increase in number of loans and a 37 percent increase in dollar volume over 2001.

Commercial Banking posted strong growth in 2002. The commercial and small business loan portfolio grew by $129 million or 8 percent this past year. In addition, the commercial deposit base increased $75.5 million or 63 percent. Extensive time and effort was devoted throughout the year to enhancing the sales culture within the commercial banking group.

One-day sales blitzes involving personal visits by hundreds of two-person teams to businesses in our major markets were used to support the sales process. More than 3,900 sales calls were made to area businesses, resulting in more than 150 new relationships.

Portfolio Performance

Despite the challenges posed by a weakened economy, the credit quality of the Company's portfolio remains sound. For the year, non-performing assets declined by $17.5 million to $114 million at December 31, 2002. Also at year-end, the Company's allowance for losses to nonperforming assets increased to 93 percent from 78 percent for the previous year-end. We will continue to prudently evaluate loss reserves as we change the mix in the portfolio to more closely resemble that of a commercial banking institution.

By growing our commercial and consumer loan portfolios and lending to local developers and builders on real estate projects, Commercial Federal plays a big part in the growth and expansion of our local markets. By building long lasting customer relationships, we will continue to profitably grow our commercial and consumer loan portfolios.

Measuring Client Satisfaction

The ultimate measure of the success of our business is how well we serve our client's needs. Commercial Federal measures the level of client satisfaction at each branch office on a monthly basis. An overall service score is calculated for each office, and employee compensation is in part based on these service scores. Great emphasis is placed on actions and ideas that result in higher client satisfaction, and the results have been impressive. Customer satisfaction rose consistently throughout 2002, and a survey of customers of main competitors which we commissioned at the end of the year ranked



◄◄◄◄◄ DAVID S. FISHER
Executive Vice President and Chief Financial Officer
ROBERT J. HUTCHINSON
President and Chief Operating Officer
WILLIAM A. FITZGERALD
Chairman and Chief Executive Officer

Commercial Federal consistently first or second in terms of customer service in the markets we serve.

Community Commitment

Commercial Federal's commitment to the markets we serve is driven by employees who are equally dedicated to their local communities. Employees are informed and involved in the activities that help their communities become better places for all. From "Commercial Federal Celebrates America," a free concert and fireworks festival that attracts 50,000 people to Omaha's Memorial Park each summer, to our longstanding leadership in the development of affordable housing, to our Charitable Foundation and corporate giving program, Commercial Federal demonstrates its commitment to the quality of life in the communities we serve.

New Branch Expansion

Commercial Federal's major markets of Denver, Omaha and Des Moines offer great opportunities for growing our existing franchise. New branch expansion – selecting the best locations in rapidly growing areas, and integrating a superior sales and service culture – provides an outstanding opportunity to expand our existing market share. The Company plans to open up to 19 new office locations and add up to another 20 freestanding automated teller machines in our fastest growing markets by 2005. With the expansion project comes an exceptionally efficient and customer-friendly new design for our branch offices. This new branch environment concept incorporates innovative technology and creates a customer experience consistent with our focus on client convenience and service. The new branch design also will provide for significantly enhanced promotion and communication of the Company's full range of personal and business banking and investment services.

Corporate Governance

This past year brought dramatic changes in regulation and rulemaking pertaining to corporate governance practices at public companies. Congress and the Securities and Exchange Commission imposed new wide-ranging requirements, which raised the level of expectations for directors and officers, and improved the clarity and integrity of financial reports. Commercial Federal supports these efforts to protect the best interests of our shareholders.

Commercial Federal has a very strong, experienced and independent Board that has



Retail offices located in seven states.

Commercial Federal serves over 525,000 retail households and commercial clients within our footprint states and 620,000 nationwide.

always maintained the highest standards of ethics and practice of corporate governance. The Board is committed to carrying out its fundamental responsibility of being a faithful fiduciary and advocate in protecting the long-term interests of shareholders.

Robert F. Krohn is retiring from the Board after 19 years of service. He has done an outstanding job in supporting the Corporation through major regulatory changes, as well as challenging economic times. Bob served as Chairman of the Corporation from 1990-1994 and has brought great counsel to the organization. His service on the Board has been deeply appreciated and will certainly be missed.

Outlook

The weakened economy of the last two years produced the lowest levels of interest rates in more than 40 years. This prolonged lower interest-rate environment has had both positive and negative effects on Commercial Federal's business lines.

Higher volumes of mortgage originations have led to higher fee income tied to loan production and gains on the sale of loans. However, the industry has seen net interest margin begin to compress as lower-yielding loans have replaced higher-yielding mortgages, together with deposit rates reaching a floor in this low-rate environment. Those in the industry, including Commercial Federal, that have stayed with the discipline of holding adjustable rate assets in their portfolio will be in a stronger position for core profitability growth when rates start to rise, especially if the yield curve remains steep.

Changes in interest rates and the slope of the yield curve are not controllable. What we can control are the decisions we make in growing the Company's core profitability over the long-term. We will drive a higher level of performance with consistently higher growth in core profits by executing our priorities:

- Enabling our employees to lead the effort in providing best-in-class service to our clients;
- Capitalizing on the growth occurring in our markets; and
- Offering the products most valued by our clients.

As always, I want to express our sincere thanks for our shareholders' ongoing support on behalf of the dedicated 2,800 people who provide our customers with "*Better Banking*. Every Day."

William A. Fitzgerald

William A. Fitzgerald
Chairman and
Chief Executive Officer



people

Leadership Opportunity Team

back row:
HAL GARYN, RICK CAMPBELL, TOM PERKINS,
TATE FITZGERALD, ROGER LEWIS

front row:
KEVIN PARKS, GARY MATTER, SUZANNE KIRK,
JOE FRITZSCHE, JOHN MORRIS, BOB GRUWELL,
LAUREN KINGRY

Residential Real Estate Business Unit team members:
ROD LARSEN, Assistant Vice President Loan Originator,
CHRIS BANYAY, Vice President Production Manager



Many perspectives. One vision.

People make the difference at Commercial Federal.

Each of our 2,800 employees play a starring role in delivering the kind of service that has separated Commercial Federal from the competition. We pride ourselves on presenting an "opening night" performance to each customer we serve, every day.

We take the business of banking personally at Commercial Federal. That might mean delivering an account application to a customer in a nursing home, or visiting the construction site of one of our business customers. It's all about being there when and where we're needed. We know that elevating the customer experience from ordinary to extraordinary will enable us to achieve our vision to be: "The Bank of Choice in the communities we serve."

Commercial Federal's world-class service philosophy transcends every level of the organization. We created a Leadership Opportunity Team that is responsible for making our service commitment a priority throughout the entire organization. This leadership team represents every operational area and possesses the authority and the responsibility to influence change and improve performance.

Realizing that people are our greatest resource, we are committed to investing in their training and development. A unique and intensive leadership training program called "Creating the Future" was launched in 2002. "Creating the Future" recognizes that leaders come from all levels within the organization. Prepared with leadership tools, individual employees can have a major impact on advancing the corporate vision daily throughout the Company.

Because the strength and commitment of our people are critical to our success, we recognize that being the "Bank of Choice" means that we must also be the "Employer of Choice." To help us secure that goal, in 2002 we offered every person in the organization an opportunity to participate in the powerful Gallup Q12 Workplace Improvement Survey. This survey allows employees to provide an accurate appraisal of their work environment. The team feedback and action planning sessions, based on the Q12 results, will lead to company-wide improvements.

The strength of many, dedicated to a single vision – that's the Commercial Federal distinction. It's how we will continue to build an engaged employee force, a loyal customer base, greater market share and profitable returns for shareholders.



places

Gray's Lake renovation project, Des Moines, Iowa. From left: JODI BELLER, SVP Small Business Banking; BOB CULBERT, FVP Iowa Commercial Banking; CHRISTINE HENSLEY, VP Iowa Community Investment; PRESTON DANIELS, Mayor of Des Moines; LINDA BOLLENBAUGH, VP Iowa Retail Sales and Service. Commercial Federal provided project financing in the form of a line of credit.


bobcat

The Stapleton redevelopment project in Denver, Colorado is an innovative neighborhood concept offering moderate-income housing, affordable senior housing, retail and commercial services, and corporate facilities providing employment opportunity. A Commercial Federal branch, reflecting a new design concept, will open mid-2003 at the heart of this 4,700-acre former airport site.

Growing markets mean greater opportunity.

The seven-state banking region where Commercial Federal operates is one of the fastest growing regions in the country

based on population and per capita income growth. Industry and agriculture effectively cushion the effects of rapid surges and declines of the economy that can severely challenge financial service providers.

More than 80 percent of our 189 offices are located in expanding metropolitan markets in the Midwest and Southwest with average projected population growth well above the national average. Major metropolitan areas targeted for special expansion include Denver, Omaha and Des Moines.

Part of Commercial Federal's growth strategy is to open new branches in the highest-growth target markets. Commercial Federal plans to open up to 19 new branches over the next few years, with seven scheduled for completion in 2003.

Denver, Colorado

The Company has built a strong franchise in Denver over the past 15 years, currently ranking fourth in deposit market share with 34 office locations. Denver offers great potential for growth as it has many positive economic elements to attract potential employers. Denver has been rated by *Inc.* magazine as one of the best places in the nation for small businesses and by *Money* magazine as one of the top ten places to live. The Denver metro area is a magnet for young, well-educated people looking for the opportunities and lifestyle that the area offers.

Omaha, Nebraska

Omaha has been the headquarters of Commercial Federal since 1887. It claims a strategic location in the heartland of America, an important factor enabling firms to reach national and regional markets. The metropolitan area has seen more than five decades of continuous population growth. Omaha is home to five Fortune 500 companies, and 29 Fortune 500 companies have major manufacturing plants or service locations in the metro area. The area also boasts a greater percentage of higher income households and a lower percentage of low-income households than the national average. Commercial Federal has the fourth highest deposit market share in Omaha with 24 office locations.

Des Moines, Iowa

Greater Des Moines is home to some 60 national and international insurance and finance companies. Per capita income for Greater Des Moines is 27 percent higher than the national average. As a relatively new player in the Des Moines market, Commercial Federal ranks seventh in deposit market share with 13 offices. Des Moines offers a great opportunity to increase our market share position.



products

Swope Community Builders, Kansas City, Missouri.

From left:
Swope Community Builders President E. FRANK ELLIS and Vice President R. CHARLES GATSON, with commercial bankers DAN MEESE, FVP, and SCOTT HEADY, VP, at the company's new office building.

Business Banker *Online*[SM] cash management banking services are available 24/7.



Building blocks for sound relationships.

Among the elements that cement lasting financial relationships are trust and service: two of the hallmarks of Commercial Federal. A third mainstay is the ability to offer a broad spectrum of products through a single source. This is becoming more important as the financial structure of society becomes more complex.

Commercial Federal continues to expand financial product offerings for both commercial clients and consumers. Included are options and conveniences that not only increase customer loyalty and expand the financial relationship, but strategically offer higher volume and margin potential. It's a win-win situation. Our customers find that not only their basic banking needs, but their preferences for extended service as well, can be met through a single source. Commercial Federal reaches out with convenient, full-service branch locations, ATMs and online offerings.

As product offerings proliferate, fee-based revenues continue to expand. One dramatic example is Internet banking (Access*Online* for consumers and Business Banker *Online* for small businesses). During 2002, we added an average of more than 2,500 users per month to our Internet banking service. The pace has continued into 2003, as we approach 100,000 Internet banking users.

In an environment of extremely competitive rate structures, Commercial Federal also has made strides to increase market share in home equity lending and indirect lending, and to further penetrate the commercial and small business banking markets. For the year 2002, the number of commercial banking relationships increased by more than 10 percent, while the number of consumer and indirect lending relationships grew by nearly 12 percent.

New checking account options for individuals and businesses offer whatever structure the client prefers, from minimum-balance, interest-yielding accounts to basic free checking with a menu of fee-based, add-on services. All of these options, crafted around client preference, add to the strength of the relationship while contributing to the revenue stream.

Revenue Per Share [1]


10% Compound Annual Growth Rate
$6.29
$7.09
$7.94
$8.31
$9.89
98
99
00
01
02

Reported Earnings Per Share [2]


9% Compound Annual Growth Rate
$1.52
$1.54
$1.79
$1.93
$2.37
98
99
00
01
02

Dividends Declared Per Share [2]


11% Compound Annual Growth Rate
$0.21
$0.25
$0.28
$0.31
$0.35
98
99
00
01
02

[1] *Revenue per share defined as net interest income plus total other income divided by number of shares outstanding. Time period covers last five fiscal years. Excludes transition period from July 1, 2000 to December 31, 2000.*

[2] *Time period covers last five fiscal years as reported. Excludes transition period from July 1, 2000 to December 31, 2000.*

performance

(Dollars in Thousands)	December 31,		
ASSETS	2002	2001	2000
Cash (including short-term investments of $505, $590 and $1,283)	$ 200,581	$ 206,765	$ 192,358
Investment securities available for sale, at fair value	1,296,050	1,150,345	771,137
Mortgage-backed securities available for sale, at fair value	1,632,622	1,829,728	1,514,510
Loans held for sale, net	868,569	337,050	242,200
Loans receivable, net of allowances of $106,148, $102,359 and $82,263	7,703,016	8,066,375	8,651,174
Federal Home Loan Bank stock	283,193	253,946	251,537
Real estate, net	51,482	57,476	38,331
Premises and equipment, net	148,374	158,691	167,210
Bank owned life insurance	228,958	214,585	200,713
Other assets	483,540	435,174	303,707
Core value of deposits, net of accumulated amortization of $61,268, $54,900 and $51,835	22,365	28,733	36,209
Goodwill	162,717	162,717	171,218
Total Assets	$13,081,467	$12,901,585	$12,540,304
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities:			
Deposits	$ 6,439,041	$ 6,396,522	$ 7,694,486
Advances from Federal Home Loan Bank	4,848,997	4,939,056	3,565,465
Other borrowings	603,306	520,213	175,343
Other liabilities	433,602	311,140	241,271
Total Liabilities	12,324,946	12,166,931	11,676,565
Commitments and Contingencies	–	–	–
Stockholders' Equity:			
Preferred stock, $.01 par value; 10,000,000 shares authorized; none issued	–	–	–
Common stock, $.01 par value; 120,000,000 shares authorized; 45,270,360, 45,974,648 and 53,208,628 shares issued and outstanding	453	460	532
Additional paid-in capital	61,712	80,799	255,870
Retained earnings	797,778	705,160	622,659
Accumulated other comprehensive loss, net	(103,422)	(51,765)	(15,322)
Total Stockholders' Equity	756,521	734,654	863,739
Total Liabilities and Stockholders' Equity	$13,081,467	$12,901,585	$12,540,304

consolidated statement of operations

COMMERCIAL FEDERAL CORPORATION

(Dollars in Thousands)	Year Ended December 31, 2002	Year Ended December 31, 2001	Six Months Ended December 31, 2000	Year Ended June 30, 2000
Interest Income:				
Loans receivable	$607,370	$685,480	$408,582	$759,711
Mortgage-backed securities	93,047	109,657	49,334	82,563
Investment securities	76,636	76,237	40,816	85,416
Total interest income	777,053	871,374	498,732	927,690
Interest Expense:				
Deposits	179,596	310,367	184,579	325,674
Advances from Federal Home Loan Bank	243,710	234,213	152,317	240,924
Other borrowings	26,019	19,365	7,401	18,951
Total interest expense	449,325	563,945	344,297	585,549
Net Interest Income	327,728	307,429	154,435	342,141
Provision for Loan Losses	(31,002)	(38,945)	(27,854)	(13,760)
Net Interest Income After Provision for Loan Losses	296,726	268,484	126,581	328,381
Other Income (Loss):				
Retail fees and charges	55,279	53,519	25,650	43,230
Loan servicing fees, net	8,099	22,680	12,104	25,194
Mortgage servicing rights valuation adjustment	(60,417)	(19,058)	(583)	–
Gain (loss) on sales of securities and changes in fair values of derivatives, net	40,583	15,422	(69,462)	–
Gain (loss) on sales of loans	36,173	8,739	(18,023)	(110)
Bank owned life insurance	14,115	13,863	713	–
Real estate operations	(6,926)	(6,971)	(4,809)	(88)
Other operating income	33,294	32,447	13,474	33,015
Total other income (loss)	120,200	120,641	(40,936)	101,241
Other Expense (Gain):				
General and administrative expenses –				
Compensation and benefits	114,022	105,120	53,306	111,720
Occupancy and equipment	38,956	37,726	19,015	38,873
Data processing	17,861	18,019	9,685	18,834
Advertising	15,171	11,995	6,531	15,100
Communication	13,071	13,731	7,109	16,201
Item processing	14,225	16,413	8,120	15,683
Outside services	13,833	13,765	7,549	11,801
Other operating expenses	31,232	31,521	10,480	19,180
Exit costs and termination benefits	–	(15,566)	25,764	3,941
Total general and administrative expenses	258,371	232,724	147,559	251,333
Amortization of core value of deposits	6,368	7,211	3,903	8,563
Amortization of goodwill	–	8,134	4,250	8,673
Total other expense	264,739	248,069	155,712	268,569
Income (Loss) Before Income Taxes and Cumulative Effect of Change in Accounting Principle	152,187	141,056	(70,067)	161,053
Income Tax Provision (Benefit)	43,723	43,374	(19,691)	55,269
Income (Loss) Before Cumulative Effect of Change in Accounting Principle	108,464	97,682	(50,376)	105,784
Cumulative Effect of Change in Accounting Principle, Net of Tax Benefit	–	–	(19,125)	(1,776)
Net Income (Loss)	$108,464	$ 97,682	$ (69,501)	$104,008

	Year Ended December 31, 2002	Year Ended December 31, 2001	Six Months Ended December 31, 2000	Year Ended June 30, 2000
Weighted Average Number of Common Shares Outstanding Used in Basic Earnings Per Share Calculation	45,289,967	49,995,621	54,705,067	58,024,192
Add Assumed Exercise of Outstanding Stock Options as Adjustments for Dilutive Securities	560,237	497,298	–	218,173
Weighted Average Number of Common Shares Outstanding Used in Diluted Earnings Per Share Calculation	45,850,204	50,492,919	54,705,067	58,242,365
Basic Earnings (Loss) Per Common Share:				
Income (loss) before cumulative effect of change in accounting principle	$ 2.39	$ 1.95	$ (.92)	$ 1.82
Cumulative effect of change in accounting principle, net	–	–	(.35)	(.03)
Net Income (Loss)	$ 2.39	$ 1.95	$ (1.27)	$ 1.79
Diluted Earnings (Loss) Per Common Share:				
Income (loss) before cumulative effect of change in accounting principle	$ 2.37	$ 1.93	$ (.92)	$ 1.82
Cumulative effect of change in accounting principle, net	–	–	(.35)	(.03)
Net Income (Loss)	$ 2.37	$ 1.93	$ (1.27)	$ 1.79
Dividends Declared Per Common Share	$ .35	$ .31	$ .14	$ .28

independent auditors' report

Board of Directors and Shareholders
Commercial Federal Corporation
Omaha, Nebraska

We have audited the consolidated statements of financial condition of Commercial Federal Corporation and subsidiaries (the Corporation) as of December 31, 2002, 2001, and 2000, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the two years in the period ended December 31, 2002, for the six months ended December 31, 2000, and for the year ended June 30, 2000. Such consolidated financial statements and our report thereon dated February 6, 2003, expressing an unqualified opinion and including an explanatory paragraph relating to a change in method of accounting for goodwill and other intangible assets and for derivatives and for start-up activities and organizational costs (which are not included herein), are included in the Annual Report on Form 10-K of Commercial Federal Corporation for the year ended December 31, 2002. The accompanying condensed consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated statements of financial condition as of December 31, 2002, 2001 and 2000, and the related condensed consolidated statements of operations for each of the two years in the period ended December 31, 2002, for the six months ended December 31, 2000, and for the year ended June 30, 2000, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

Omaha, Nebraska
February 6, 2003

selected consolidated financial data

COMMERCIAL FEDERAL CORPORATION

(Dollars in Thousands Except Per Share Data)	Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,		
	2002	2001	2000[1]	2000	1999	1998
Interest income	$777,053	$871,374	$498,732	$927,690	$839,354	$757,688
Interest expense	449,325	563,945	344,297	585,549	507,021	477,389
Net interest income	327,728	307,429	154,435	342,141	332,333	280,299
Provision for loan losses	(31,002)	(38,945)	(27,854)	(13,760)	(12,400)	(13,853)
Retail fees and charges	55,279	53,519	25,650	43,230	36,740	30,284
Loan servicing fees, net	8,099	22,680	12,104	25,194	22,961	24,523
Mortgage servicing rights valuation adjustment	(60,417)	(19,058)	(583)	–	–	–
Gain (loss) on sales of securities and changes in fair value of derivatives, net	40,583	15,422	(69,462)	–	4,376	3,765
Gain (loss) on sales of loans	36,173	8,739	(18,023)	(110)	3,423	3,092
Bank owned life insurance	14,115	13,863	713	–	–	–
Real estate operations	(6,926)	(6,971)	(4,809)	(88)	(1,674)	1,894
Other operating income	33,294	32,447	13,474	33,015	24,189	23,702
General and administrative expenses	258,371	232,724	147,559	251,333	238,594	206,123
Amortization of core value of deposits	6,368	7,211	3,903	8,563	8,984	5,954
Amortization of goodwill	–	8,134	4,250	8,673	6,718	1,860
Income (loss) before income taxes and cumulative effect of change in accounting principle	152,187	141,056	(70,067)	161,053	155,652	139,769
Income tax provision (benefit)	43,723	43,374	(19,691)	55,269	63,260	52,356
Income (loss) before cumulative effect of change in accounting principle	108,464	97,682	(50,376)	105,784	92,392	87,413
Cumulative effect of change in accounting principle, net[2]	–	–	(19,125)	(1,776)	–	–
Net income (loss)	$108,464	$ 97,682	$ (69,501)	$104,008	$ 92,392	$ 87,413
Earnings (loss) per common share:[3]						
Income (loss) before cumulative effect of change in accounting principle	$ 2.37	$ 1.93	$ (.92)	$ 1.82	$ 1.54	$ 1.52
Cumulative effect of change in accounting principle, net[2]	–	–	(.35)	(.03)	–	–
Net income (loss)	$ 2.37	$ 1.93	$ (1.27)	$ 1.79	$ 1.54	$ 1.52
Dividends declared per common share	$ .35	$ .31	$ .14	$ .28	$ .25	$ .21
Other data:						
Net interest rate spread	2.78%	2.61%	2.46%	2.67%	2.85%	2.62%
Net yield on interest-earning assets	2.75%	2.62%	2.44%	2.78%	2.99%	2.88%
Return on average assets	.82%	.76%	(1.01)%	.77%	.77%	.85%
Return on average stockholders' equity	14.30%	12.23%	(15.30)%	10.85%	9.95%	10.96%
Dividend payout ratio	14.77%	16.06%	n/a	15.36%	16.23%	13.95%
Total number of branches at end of period	189	196	241	255	256	195

(Dollars in Thousands Except Per Share Data)	Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,		
	2002	2001	2000	2000	1999	1998
Total assets	$13,081,467	$12,901,585	$12,540,304	$13,793,038	$12,775,462	$10,399,229
Investment securities	1,296,050	1,150,345	771,137	993,167	946,571	673,304
Mortgage-backed securities	1,632,622	1,829,728	1,514,510	1,220,138	1,282,545	1,091,849
Loans receivable, net	8,571,585	8,403,425	8,893,374	10,407,692	9,326,393	7,857,276
Intangible assets	185,082	191,450	207,427	230,850	252,677	77,186
Deposits	6,439,041	6,396,522	7,694,486	7,330,500	7,655,415	6,558,207
Advances from Federal Home Loan Bank	4,848,997	4,939,056	3,565,465	5,049,582	3,632,241	2,379,182
Other borrowings	603,306	520,213	175,343	206,026	353,897	444,968
Stockholders' equity	756,521	734,654	863,739	987,978	966,883	861,195
Book value per common share	16.71	15.98	16.23	17.67	16.22	14.67
Regulatory capital ratios of the Bank:						
Tangible capital	5.81%	5.58%	6.51%	6.55%	6.97%	7.88%
Core capital (Tier 1 capital)	5.75%	5.60%	6.55%	6.59%	7.05%	7.99%
Risk-based capital –						
Tier 1 capital	9.21%	9.50%	10.84%	11.74%	12.74%	14.58%
Total capital	10.92%	11.38%	11.84%	12.59%	13.70%	15.49%

(1) *In 2000, the Corporation changed its year end to December 31 from June 30.*

(2) *Represents the cumulative effect of the change in method of accounting for derivative instruments and hedging activities, net of income tax benefit, for the six months ended December 31, 2000, and for start-up and organizational costs, net of income tax benefit, for fiscal year 2000.*

(3) *All periods presented are based on diluted earnings (loss) per share. The conversion of stock options for the six months ended December 31, 2000, is not assumed since the Corporation incurred a loss from operations. As a result, for the six months ended December 31, 2000, the diluted loss per share is computed the same as the basic loss per share.*

summary financial information

The presentation of the Corporation's consolidated financial condition, operating results and selected financial data in this summary annual report is intended only as a convenient reference. The Corporation's December 31, 2002, Annual Report on Form 10-K includes, among other items, the audited consolidated financial statements and notes thereto, the independent auditors' report, and management's discussion and analysis of financial condition and results of operations. The Form 10-K Annual Report also identifies important aspects of the Corporation's operations, and the information herein should be read together with the Form 10-K Annual Report for a complete understanding of the Corporation's financial position, results of operations, cash flows and changes in stockholders' equity. A copy of the Form 10-K Annual Report may be obtained by contacting our Investor Relations Department.

COMMERCIAL FEDERAL CORPORATION BOARD OF DIRECTORS AND COMMERCIAL FEDERAL BANK BOARD OF DIRECTORS

WILLIAM A. FITZGERALD [2, 4]
Chairman of the Board and
Chief Executive Officer
Commercial Federal Corporation
Omaha, NE

TALTON K. ANDERSON [2]
Chairman
Anderson Automotive Group
Omaha, NE

MICHAEL P. GLINSKY [1, 3]
Private Investor
Denver, CO

ROBERT J. HUTCHINSON
President and Chief Operating Officer
Commercial Federal Corporation
Omaha, NE

ROBERT F. KROHN [2, 4]
Chief Executive Officer
PSI Group, Inc.
Omaha, NE

CARL G. MAMMEL [1, 3]
President
Mammel Foundation
Omaha, NE

JAMES P. O'DONNELL [2, 5]
Executive Vice President,
Chief Financial Officer and
Corporate Secretary
ConAgra Foods, Inc.
Omaha, NE

ROBERT D. TAYLOR [2, 4, 5]
President
Executive AirShare Corporation
Wichita, KS

ALDO J. TESI [1, 3, 4, 5]
President and Chief Executive Officer
Election Systems & Software
Omaha, NE

JOSEPH J. WHITESIDE [1]
Vice Chairman
The PNC Financial Services Group
Pittsburgh, PA

GEORGE R. ZOFFINGER [2, 3]
President and Chief Executive Officer
New Jersey Sports & Exposition Authority
East Rutherford, NJ

COMMERCIAL FEDERAL BANK BOARD OF DIRECTORS

SHARON MARVIN GRIFFIN [6]
Sales Associate
NP Dodge Company
Omaha, NE

ROBERT S. MILLIGAN [6]
Chairman and Chief Executive Officer
MI Industries
Lincoln, NE

MICHAEL T. O'NEIL, M.D. [7]
Orthopedic Surgeon
Private Practice
Omaha, NE

Member of the:
1 *Corporate and Bank Audit Committee*
2 *Corporate and Bank Finance Committee*
3 *Corporate and Bank Compensation/Stock Option Committee*
4 *Corporate and Bank Executive Committee*
5 *Corporate Governance/Nominating Committee*
6 *Bank Audit Committee*
7 *Bank Finance Committee*

EXECUTIVE OFFICERS OF THE CORPORATION

WILLIAM A. FITZGERALD
Chairman of the Board and
Chief Executive Officer

ROBERT J. HUTCHINSON
President and
Chief Operating Officer

DAVID S. FISHER
Executive Vice President and
Chief Financial Officer

EXECUTIVE VICE PRESIDENTS

LAUREN W. KINGRY
Commercial Banking

JOHN S. MORRIS
Chief Credit Officer

SENIOR VICE PRESIDENTS

R. HAL BAILEY
Construction Lending

JODI R. BELLER
Small Business Banking

RICK A. CAMPBELL
Mortgage Operations

W. TATE FITZGERALD
Information Technology

JOSEPH L. FRITZSCHE
Human Resources

HAL A. GARYN
Audit and Risk Management

BRADLEY S. GRUBB
Investment and Insurance Services

ROBERT E. GRUWELL
Treasurer

ROGER L. LEWIS
Corporate Marketing

GARY L. MATTER
Controller and Secretary

KEVIN C. PARKS
Retail Sales and Services

THOMAS N. PERKINS
Strategy and Planning Management

FIRST VICE PRESIDENTS

KAREN S. BALDWIN
Alternative Delivery

GARY L. BAUGH
Special Projects

RONALD P. CHEFFER
Asset Recovery/Special Assets

MARY J. COX
Commercial Credit Underwriting

ROBERT L. CULBERT
Commercial Banking

MONTE M. DEERE
Branch Delivery

GAIL E. FRANZEN
Mortgage Production Services

JONATHAN M. GAISER
Planning and Risk Management

CHRISTOPHER D. GILL
Distribution Network Planning

JOHN J. GRIFFITH
Community Investment/Investor Relations

RHONDA R. HUMPAL
Mortgage Wholesale/Correspondent

KAREN J. KENNEDY
Mortgage Loan Servicing

SUZANNE E. KIRK
Bank Operations

PAMELA M. MCINTYRE
Assistant Corporate Controller

DANIEL U. MEESE
Commercial Banking

PHILIP J. RANDELL
Commercial Banking

WILLIAM M. TANK, JR.
Retail Mortgage Lending

GERALD J. TOMKA
Commercial Banking

WILLIAM A. WILLIAMS
Secondary Marketing

DENNIS R. ZIMMERMAN
Technology Services

CORPORATE INFORMATION

CORPORATE PROFILE

Commercial Federal Corporation is the parent company of Commercial Federal Bank, a federal savings bank headquartered in Omaha, Nebraska. With $13.1 billion in assets, Commercial Federal Bank is one of the largest financial institutions in the Midwest. Founded in 1887, Commercial Federal operates branch offices in high growth markets throughout Nebraska, Iowa, Colorado, Kansas, Oklahoma, Missouri and Arizona. Commercial Federal provides consumer and commercial banking services including mortgage origination and servicing, commercial and industrial lending, small business banking, construction lending, cash management, brokerage and insurance services, and Internet banking.

HEADQUARTERS

Commercial Federal Corporation
13220 California Street
Omaha, NE 68154
800.228.5023

INVESTOR RELATIONS CONTACT

John J. Griffith
First Vice President
402.514.5336

GENERAL COUNSEL

Fitzgerald, Schorr, Barmettler, Brennan
13220 California Street
Omaha, NE 68154

CORPORATE COUNSEL

Stradley, Ronon, Stevens & Young, LLP
1220 19th Street, N.W.
Suite 700
Washington, D.C. 20036

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

INDEPENDENT AUDITORS

Deloitte & Touche LLP
1601 Dodge Street, Suite 3100
Omaha, NE 68102

CORPORATE WEB SITE

www.comfedbank.com

SHAREHOLDER INFORMATION

ANNUAL MEETING OF SHAREHOLDERS

The 2003 Annual Meeting of Shareholders will convene at 10:00 a.m. on Tuesday, May 13, 2003, at the Omaha Marriott Hotel, 10220 Regency Circle, Omaha, Nebraska.

STOCK TRANSFER AGENT

For information on the Dividend Reinvestment Plan or for assistance with stock ownership questions contact Commercial Federal's Stock Transfer Agent:

Shareowner Services
P. O. Box 64854
St. Paul, MN 55164-0854
800.468.9716

DIVIDEND REINVESTMENT PLAN

The Company maintains a Dividend Reinvestment Plan which offers shareholders a convenient and inexpensive way to increase their holdings of common stock in Commercial Federal Corporation. The Plan is available to all registered shareholders of the Company. To obtain information about the Plan, contact Shareowner Services at 800.468.9716.

COMMON STOCK LISTING

Commercial Federal Corporation's common stock is traded on the New York Stock Exchange (NYSE) under the symbol "CFB."

FINANCIAL MATERIALS

Commercial Federal makes a variety of financial reports and publications available on its Web site at www.comfedbank.com. Requests for copies of the Company's Annual Report, Form 10-K and other financial information also may be made through the Investor Relations Internet mailbox, investorrelations@commercialfed.com, or in writing to:

Commercial Federal Corporation
Investor Relations Department
13220 California Street
Omaha, NE 68154

CFB
Listed
NYSE

Certain statements contained in this annual report are forward-looking in nature. These statements are subject to risks and uncertainties that could cause Commercial Federal's actual results or financial condition to differ materially from those expressed in, or implied by, such statements. Factors of particular importance to Commercial Federal include, but are not limited to, changes in general economic conditions, changes in interest rates, changes in regulations or accounting methods, the progress and expected costs associated with strategic initiatives, competition, the adequacy of the allowance for loan losses, and price levels and conditions in the public securities markets generally.

WWW.COMFEDBANK.COM
13220 CALIFORNIA STREET, OMAHA, NEBRASKA 68154
AN EQUAL OPPORTUNITY EMPLOYER

Commercial Federal Corporation

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